UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Form 51-102F3

Material Change Report

Item 1.	Reporting Issuer

PhotoChannel Networks Inc.
Suite 590 - 425 Carrall Street
Vancouver, BC V6B 6E3

Item 2.	Date of Material Change

July 3, 2007

Item 3.	Press Release

The Company disseminated a news release via CCN Matthews on July 3, 2007.

Item 4.	Summary of Material Change

The Company announced it is to take immediate control of Pixology plc.

Item 5.	Full Description of Material Change

PhotoChannel Networks Inc. (“PhotoChannel”) announced that it has received acceptances from the holders of over 94% of the outstanding Pixology plc (“Pixology”) shares, and has determined to complete the acquisition of Pixology under the proposed terms originally announced on April 25, 2007. Funds for the acquisition of the Pixology shares tendered will be delivered to Pixology shareholders within the next fourteen days from existing cash. PhotoChannel will take immediate control of Pixology, and has begun day to day direction of the business, effective July 2, 2007.

Commenting on finalizing the acquisition, Peter Fitzgerald, Chairman, President and CEO of PhotoChannel, said: “PhotoChannel is delighted with the acceptance by Pixology’s shareholders of our acquisition offer. We will now take control of Pixology and make decisions on a combined company basis. PhotoChannel management has commenced integration plans, which will create a much stronger and diverse global company focused on digital image printing solutions for retailers.”

The resultant combined company will be stronger on several fronts and the acquisition is expected to yield many positive benefits and synergies:

Geographical fit / minimal customer overlap
PhotoChannel operates primarily in North America while Pixology has largely focused on the UK where it is provides digital solutions for the UK’s largest photofinishing retailers, in addition to one major customer in the USA. Pixology’s customers include Tesco, Asda (Wal-Mart UK), Boots, and Jessops in the UK, as well as Costco in the USA. This will broaden the company’s overall market presence by adding new customers and geographically expanding relationships with existing customers. PhotoChannel will be well positioned to expand into Europe and other global markets like Asia and Latin America.

Comprehensive Solution

PhotoChannel has a strong, proven and scalable online platform, as well as capabilities for the mobile imaging print market. With the addition of Pixology’s highly complementary in-store kiosk software solution PhotoChannel will bring together these comprehensive technologies to offer retailers a complete and integrated service range. The combined company will be able to cross-sell a wider range of services to existing customers. Retailers will have the ability to capture consumers’ digital image printing needs at home (on-line), in-store, and on the go. PhotoChannel expects that this expanded product offering will represent an attractive solution for photofinishing retailers.

Addition of Management Talent and IT infrastructure

The acquisition brings with it a stable of experienced management talent with industry veterans, particularly in the areas of sales (both in the USA and international markets), and in IT development. The incorporation of Pixology’s data center adds redundancy to the company’s data network infrastructure and provides an immediate platform for expansion into Europe.

Increased Competitiveness

The combined entity is larger and better able to service a greater number of customers, with an increased breadth of services, than either company could alone. The combined company will be better positioned to pursue new customer contracts and service existing customer contracts, in an increasingly consolidated competitive environment dominated by only a few significant parties.

Financial

The combined company will continue to have a strong balance sheet, providing existing and new retail customers with a strong sense of financial comfort. As technologies and staffing complement each other, the combined company expects to achieve significant cost savings and synergies in the near term. The acquisition does not result in any further shareholder dilution.

Summarizing, Peter Fitzgerald stated: “With the acquisition, PhotoChannel becomes a complete solutions provider with an offering covering all three digital image printing segments - online, in-store kiosk, and mobile. The company will be in an optimal position to address its retail customers’ current and future needs, and capture the market’s global potential with new retailers moving forward. We will provide investors with more specific details on the positive impact of this acquisition in the near future. ”

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

To obtain further information contact the Chief Financial Officer, Robert Chisholm at (604) 893-8955.

Item 9.	Date of Report

DATED at Vancouver, British Columbia this 3rd day of July, 2007.

“Robert Chisholm”

Authorized Signatory

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: July 25, 2007

/s/ Robert Chisholm

CFO